Exhibit 5.5

February 14th, 2007

Britannia Bulk Plc.
Dexter House,
2 Royal Mint Court,
London EC3N 4QN
UK

Ladies and gentlemen:

We have acted as Costa Rican counsel to Britannia Bulk Plc., a company incorporated under the laws of England and Wales (the “Company”), and certain of its subsidiaries in connection with the proposed issue by the Company of US $185,000,000 principal amount of 11% Senior Secured Notes due 2011 (the “Exchange Notes”). The Exchange Notes will be issued in exchange for a like principal amount of the Company’s outstanding 11% Senior Secured Notes due 2011 (the “Original Notes”) pursuant to an Indenture dated as of November 16, 2006 between the Company, certain subsidiary guarantors, including, Inspecciones Maritimas, S.A. (the “Costa Rican Obligor”) and Wilmington Trust Company, as trustee (the “Trustee”). Payment of the Exchange Notes is to be guaranteed by the Costa Rican Obligor pursuant to terms of the Indenture and evidenced by a notation of guarantee attached to the Exchange Notes.  Defined terms used but not otherwise defined herein shall have the meanings given to such terms in the Indenture.

On the basis of the foregoing, following is our legal opinion regarding the issues raised:

1.    The Costa Rican Obligor has been duly organized and validly exists under the laws of its jurisdiction of organization. The incorporation is recorded at the Public Registry of the Republic of Costa Rica under Book 733, Page 48, Entry number 104, Corporate Identification Card 3-101-123046.

2.    According to Book 1027, Page 207, Entry number 334, the President and the Secretary of the Costa Rican Obligor have the judicial and extrajudicial representation of the corporation with Full Powers of Attorney acting separately or jointly. They can also execute contracts to constitute debts and fiduciary duties in favor of third parties or shareholders, as long as the corporation receives compensation. Pursuant to Costa Rican legislation and corporate by-laws of the Costa Rican Obligor, the execution and delivery by the Costa Rican Obligor, and the performance by it with their respective obligations under the guarantees to be endorsed by it on the notation of guarantee attached to the Exchange Notes as contemplated by the Indenture, do not require authorization on the part of the Costa Rican Obligor. In order to issue notes in favor of one of the Directors or a legal representative of the Costa Rica Obligor, or if the representative of a third party is the same person as a Director of the Costa Rica Obligor, the Shareholders Assembly must previously authorize the issuance of the notes.

3.    The guarantee will, when the Exchange Notes are authenticated in accordance with the provisions of the Indenture and signed by authorized signatories of the Costa Rican Obligor, have been duly executed and will constitute the legal, valid binding and enforceable obligation of the Costa Rican Obligor.

We are qualified to practice law in the Republic of Costa Rica.

Vinson & Elkins R.L.L.P. may rely on the opinion in this letter in delivering an opinion in connection with the issue of the Exchange Notes. We consent to the filing of this opinion with the registration statement of the Company and the Danish Obligors with the United States Securities and Exchange Commission and the inclusion of our name under the caption “Legal Matters” in any prospectus included therein.

Sincerely,

/s/ Leonardo Feinzaig T.
Leonardo Feinzaig T.